Subsidiaries of the Company	Exhibit 8.1

Subsidiary	Jurisdiction of Incorporation	Principal Activity
Banco del Tucumán S.A.	Republic of Argentina	Financial Institution

Macro Bank Limited	The Bahamas	Banking Services

Macro Securities S.A.	Republic of Argentina	Securities Agent and Brokerage Services

Macro Fiducia S.A.	Republic of Argentina	Trust Services

Macro Fondos S.G.F.C.I. S.A.	Republic of Argentina	Mutual Fund Administration